Exhibit 99.1

Tuya Inc. Launches Global Offering

SANTA CLARA, Calif., June 22, 2022 /PRNewswire/ -- Tuya Inc. ( “Tuya” or the “Company”) (NYSE: TUYA), a global leading IoT cloud development platform, today announced the launch of its global offering (the “Global Offering”) of 7,300,000 Class A ordinary shares of the Company, which comprises a Hong Kong public offering of initially 730,000 Class A ordinary shares (the “Hong Kong Public Offering”) and an international offering of initially 6,570,000 Class A ordinary shares (the “International Offering”), both commencing on June 22, 2022 Hong Kong time, and dual-primary listing of its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code “2391.”

The Company’s American depositary shares (the “ADSs”), each representing one Class A ordinary share of the Company, will continue to be listed and traded on the New York Stock Exchange (“NYSE”). Investors in the Global Offering will only be able to purchase Class A ordinary shares and will not be able to take delivery of ADSs. Upon listing of the Class A ordinary shares on the Hong Kong Stock Exchange, the Class A ordinary shares listed on the Hong Kong Stock Exchange will be fully fungible with the ADSs listed on the NYSE.

The initial number of Class A ordinary shares under the Hong Kong Public Offering and the International Offering represent 10% and 90% of the total number of Class A ordinary shares initially available under the Global Offering, respectively, subject to reallocation and over-allotment. Subject to the level of oversubscription in the Hong Kong Public Offering and pursuant to the clawback mechanism as described in the Hong Kong prospectus issued by the Company in Hong Kong dated June 22, 2022, the total number of Class A ordinary shares available under the Hong Kong Public Offering could be adjusted to up to a maximum of 3,650,000 Class A ordinary shares, representing 50% of the Class A ordinary shares initially available under the Global Offering. In addition, the Company expects to grant the international underwriters an over-allotment option to require the Company to issue up to an additional 1,095,000 Class A ordinary shares in the International Offering, representing not more than 15% of the total number of Class A ordinary shares initially available under the Global Offering.

The offering price for the Hong Kong Public Offering (the “Hong Kong Offering Price”) will be no more than HK$22.80 per Class A ordinary share (the “Maximum Hong Kong Offering Price”), or US$2.90 per Class A ordinary share (equivalent to US$2.90 per ADS). The offering price for the International Offering tranche of the Global Offering (the “International Offering Price”) may be set higher than the Maximum Hong Kong Offering Price. The Company will set the International Offering Price on or about June 27, 2022, Hong Kong time, by taking into consideration, among other factors, the closing price of the ADSs on the NYSE on the last trading day on or before June 27, 2022 and investor demand during the marketing process. If the International Offering Price is set at or lower than the Maximum Hong Kong Offering Price, the final Hong Kong Offering Price must be set at such price which is equal to the International Offering Price. In no circumstances will the final Hong Kong Offering Price be set above the Maximum Hong Kong Offering Price or the International Offering Price. The shares will be traded in board lots of 200 Class A ordinary shares.

The Company plans to use the net proceeds from the Global Offering for enhancing IoT technologies and infrastructure; enhancing its product offerings; improving sales and marketing; pursuing strategic partnerships, investments and acquisitions; and for working capital and other purposes.

China International Capital Corporation Hong Kong Securities Limited, Merrill Lynch (Asia Pacific) Limited and Morgan Stanley Asia Limited are the joint sponsors for the proposed Global Offering, and China International Capital Corporation Hong Kong Securities Limited, Morgan Stanley Asia Limited and Merrill Lynch (Asia Pacific) Limited are the joint global coordinators, joint bookrunners, and joint lead managers for the proposed Global Offering. CMB International Capital Limited and Tiger Brokers (HK) Global Limited are the joint bookrunners and joint lead managers for the proposed Global Offering.

The International Offering is being made only by means of a preliminary prospectus supplement dated June 22, 2022 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 31, 2022, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: www.sec.gov.

The proposed Global Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Global Offering may be completed, or as to the actual size or terms of the Global Offering. This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed Global Offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission of Hong Kong.

The price of the Class A ordinary shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) will be contained in the Hong Kong prospectus of the Company dated June 22, 2022.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA) is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, and Software-as-a-Service, or SaaS, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations

E-mail: ir@tuya.com

The Blueshirt Group

Gary Dvorchak, CFA

Phone: +1 (323) 240-5796

Email: gary@blueshirtgroup.com

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